THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d) OF REGULATION S-T

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Innovative Medical Services ("PURE")
                          ----------------------------
                                (Name of Issuer)


                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                    45766R 10 9
                                  -------------
                                 (CUSIP Number)


                                 Charles Siddle
                               5364 N. 31st Place
                                Phoenix, AZ 85016
                                 (602) 553-1919
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 27, 2002
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No.  45766R 10 9
           -----------

1    Name of Reporting Person

     Colt Communications LLC
     Colt Communications LLC Money Purchase Pension Plan
     Siddle Family Trust
     SPS LLC.


2    Check the Appropriate Box if a Member of a Group          a   X
                                                                 -------
                                                               b
                                                                 -------

3    SEC USE ONLY

4    Source of Funds *

     WC

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _

6    Citizenship or Place of Organization

     Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:  Colt Communication LLC      350,000
                         Colt Communications LLC
                         Money Purchase Pension Plan  50,000
                         Siddle Family Trust          25,000
                         SPS LLC                      50,000

8    Shared Voting Power:   -0-

9    Sole Dispositive Power:  Colt Communication LLC      350,000
                              Colt Communications LLC
                              Money Purchase Pension Plan  50,000
                              Siddle Family Trust          25,000
                              SPS LLC                      50,000


10   Shared Dispositive Power: -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person:

       Colt Communication LLC      350,000
       Colt Communications LLC
       Money Purchase Pension Plan  50,000
       Siddle Family Trust          25,000
       SPS LLC                      50,000


12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

13   Percent of Class Represented by Amount in Row (11): 5.4%

14   Type of Reporting Person:

            Colt Communications LLC     Limited Liabiltiy Company
            Siddle Family Trust         Arizona Trust
            SPS LLC                     Limited Liability Company

ITEM 1: SECURITY AND COMPANY
------------------------------

        Title of Equity securities:  Common Stock

        Name and Address of Issuer:  Innovative Medical Services
                                     1725 Gillespie Way
                                     El Cajon CA  92020


ITEM 2: IDENTITY AND BACKGROUND OF REPORTING PERSONS
----------------------------------------------------
        Colt Communications LLC.
        5364 N. 31st Place
        Phoenix, AZ  85016

     a.   Name - Charles Siddle

     b.   Address - 5364 N. 31st Place, Phoenix, AZ  85016

     c.   Occupation-- Manager

     d.   Criminal Convictions: None

     e. Civil Proceedings enjoining future violations of, or prohibiting ormandating activities subject to, federal or state securtiies laws:
          None

     f.   Citizenship:  US



Colt Communications LLC.
Money Purchase Pension Plan
5364 N. 31st Place
Phoenix, AZ  85016
1.
     a.   Name - Charles Siddle

     b.   Address - 5364 N. 31st Place, Phoenix, AZ  85016

     c.   Occupation-- Manager

     d.   Criminal Convictions: None

     e. Civil Proceedings enjoining future violations of, or prohibiting ormandating activities subject to, federal or state securtiies laws:
          None

     f.   Citizenship:  US

2.
     a.   Name - Debra Siddle

     b.   Address - 5364 N. 31st Place, Phoenix, AZ  85016

     c.   Occupation-- Manager

     d.   Criminal Convictions: None

     e. Civil Proceedings enjoining future violations of, or prohibiting ormandating activities subject to, federal or state securtiies laws:
          None

     f.   Citizenship:  US

Siddle Family Trust
5364 N. 31st Place
Phoenix, AZ  85016
1.
     a.   Name - Charles Siddle

     b.   Address - 5364 N. 31st Place, Phoenix, AZ  85016

     c.   Occupation-- Trustee

     d.   Criminal Convictions: None

     e. Civil Proceedings enjoining future violations of, or prohibiting ormandating activities subject to, federal or state securtiies laws:
          None

     f.   Citizenship:  US



SPS LLC
1.

     a.   Name - Lee Ann Newcomb

     b.   Address - 7322 East Bent Tree Drive, Scottsdale, AZ  85255

     c.   Occupation-- Manager

     d.   Criminal Convictions: None

     e. Civil Proceedings enjoining future violations of, or prohibiting ormandating activities subject to, federal or state securtiies laws:
          None

     f.   Citizenship:  US



Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------

     Working capital of the reporting person. No funds were borrowed from any source. The amount of consideration for 335,000 shares was $176,950 in cash provided to the issuer, business development consulting services provided to the issuer for $65,000 and $50,000 paid to a 3rd party for the purchase fo 25,000 shares.


Item 4: PURPOSE OF TRANSACTION
------------------------------

        The acquisition of the shares from the issuer was for investment.

     There are no plans or proposals of the reporting person which may or would result in the following:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.




ITEM 5: INTEREST IN SECURITIES OF THE COMPANY
---------------------------------------------

     (a) Aggregate number and percentage of the class of securities identified pursuant to Item 1: 475,000/ 5.4%


     (b) The number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

           475,000

     (c) The following transactions in the class of securities reported on were effected by the reporting person during the past sixty (60) days.

     August 27, 2002, Colt Communications LLC acquired 200,000 shares from the issuer in settlement of debt in the amount of $100,000


     September 18, 2002, Colt Communications LLC acquired 85,000 shares from the issuer upon the exercise of a stock option with an exercise price of $0.57 per share.


     September 3, 2002, Colt Communications LLC, acquired 25,000 shares from a private party in consideration of $50,000


     September 18, 2002, SPS LLC., acquired 50,000 shares from the issuer upon exercise of a stock option with an exercise price of $0.57 per share.


     September 18,2002, Colt Communications LLC., was issued 65,000 shares in consideration of a business development consulting services agreement.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY
--------------------------------------------------------------------------------

   There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.




ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

         None



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


                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


Date:  October 22, 2002


/s/ CHARLES SIDDLE
-----------------------------------
Name/Title: CHARLES SIDDLE, Manager
            Colt Communications LLC.

/s/ CHARLES SIDDLE
------------------------------------
Name/Title:  CHARLES SIDDLE, Manager
             Colt Communications LLC
             Money Purchase Pension Plan

/s/  CHARLES SIDDLE
------------------------------------
Name/Title:  CHARLES SIDDLE, Trustee
             Siddle Family Trust


/s/  LEEANN NEWCOMB
-----------------------------------
Name/Title:  LEEANN NEWCOMB, Manager
             SPS, LLC


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